ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 29, 2009

09046525

SEC
Mail Processing
Section

JUL 06 2009

Washington, DC
122

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
29 June 2009 (ASX: Announcement and Media Release – Response to Price Query)

dlw 7/13

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

29 June 2009

Nicholas Ong
Principal Adviser, Issuers
Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nicholas

RESPONSE TO PRICE QUERY

In response to your fax dated 29 June 2009, we provide the following information:

1. The Company is not aware of any information concerning it that has not been announced to the market which, if known, could be an explanation for recent trading in securities of the Company.

2. Not applicable.

3. On 28 May 2009, Shell completed the Data Acquisition phase of the CSEM Data Acquisition and Geophysical Evaluation Programme over part of FAR's Licence Area comprising Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks in Senegal, West Africa (refer to ASX release of 1 June 2009).

   The objective of the programme is designed to enable Shell to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the Licence Area and enter the second renewal period that includes a well commitment. Shell has 90 days from the completion of the Data Acquisition phase to decide whether to exercise the Option.

   To date, the Company has not received any information from Shell in respect of the CSEM study results. As soon as we have such information we will release this to the market.

   Prior to the CSEM study being undertaken, FAR and its co-venturer Petrosen acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2,000 square kilometres resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects with potential oil in place in excess of 1 billion barrels.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

4. I can confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely
For and on behalf of
FIRST AUSTRALIAN RESOURCES LIMITED

COLIN HARPER
Company Secretary